04033531

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

COMMISSION FILE NO. 1-4825

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER ONE

WEYERHAEUSER COMPANY

A Washington Corporation

Federal Way, Washington 98063
Telephone: (253) 924-2345

Financial Statements and Exhibit

Item 4: Plan Financial Statements prepared in accordance with the financial reporting requirements of ERISA.

Weyerhaeuser Company Hourly 401(k) Plan – Number One statements of net assets available for benefits as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 2003 together with report of Independent Registered Public Accounting Firm.

Exhibit: Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Company Hourly 401(k) Plan – Number One have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER ONE

By: Robert A. Dowdy

R. A. Dowdy
Member
Retirement Committee

June 22, 2004
Date

KPMG LLP
Suite 900
801 Second Avenue
Seattle, WA 98104

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Weyerhaeuser Company:

We consent to the incorporation by reference in the registration statement (No. 333-86114) on Form S-8 of Weyerhaeuser Company of our report dated June 17, 2004, with respect to the statements of net assets available for benefits of the Weyerhaeuser Company Hourly 401(k) Plan – Number One as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the Weyerhaeuser Company Hourly 401(k) Plan – Number One.

KPMG LLP

Seattle, Washington
June 17, 2004

KPMG

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER ONE

Financial Statements

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
Suite 900
801 Second Avenue
Seattle, WA 98104

Report of Independent Registered Public Accounting Firm

The Retirement Committee
Weyerhaeuser Company:

We have audited the accompanying statements of net assets available for benefits of the Weyerhaeuser Company Hourly 401(k) Plan – Number One as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of each fund. The fund information is the responsibility of the Plan's management. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Seattle, Washington
June 17, 2004

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER ONE

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

Dollar amounts in thousands

		2003	2002
Assets:			
Plan interest in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust:			
Participant directed investments at fair value:			
Shares of registered investment company funds:			
Vanguard 500 Index Fund	$	136,132	86,191
Vanguard Extended Market Index Fund		29,614	14,526
Vanguard Total International Stock Index Fund		4,313	2,071
Vanguard Wellesley Income Fund		32,444	20,462
Vanguard Prime Money Market Fund		2,573	1,875
Vanguard Total Bond Fund		5,526	4,255
Non-participant directed investment in Weyerhaeuser Company Common Stock Fund at fair value		80,378	64,973
Participant directed investments at contract value:			
Weyerhaeuser Stable Value Fund		97,012	73,814
Participant directed investments at fair value:			
Shares of registered investment company and common commingled trust funds:			
Vanguard Balanced Fund		—	5,879
Vanguard Institutional Index Fund		—	8,370
Vanguard Value Index Fund		—	1,691
Vanguard Growth Index Fund		—	3,449
Vanguard Prime Money Market Fund		—	85
U.S. Trust Capital Preservation Fund		—	13,143
Wells Fargo Short-Term Income Fund		—	246
Non-participant directed investment at fair value:			
Weyerhaeuser Company Common Stock Fund		—	181
Total investments		387,992	301,211
Receivables:			
Participant contributions		—	5
Employer contributions		—	1
Total receivables		—	6
Net assets available for benefits	$	387,992	301,217

See accompanying notes to financial statements.

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER ONE

Statement of Changes in Net Assets Available for Benefits with Fund Information

Year Ended December 31, 2003

Dollar amounts in thousands

		Weyerhaeuser Company Common Stock Fund (non-participant directed)	All other investments (participant directed)	Total
Additions:				
Contributions:				
Employer	$	9,070	—	9,070
Participant		3,855	29,978	33,833
Net investment income from the Weyerhaeuser Company 401(k) and Performance Share Plan Trust		21,548	43,658	65,206
Total additions		34,473	73,636	108,109
Deductions:				
Benefits paid to participants		7,432	25,203	32,635
Net increase prior to interfund transfers and plan transfers		27,041	48,433	75,474
Transfer from Weyerhaeuser Company 401(k) Plan for Former MacMillan Bloedel Hourly Employees		162	13,224	13,386
Other plan transfers, net		(1,428)	(657)	(2,085)
Interfund transfers, net		(10,553)	10,553	—
Net increase		15,222	71,553	86,775
Net assets available for benefits:				
Beginning of year		65,156	236,061	301,217
End of year	$	80,378	307,614	387,992

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Weyerhaeuser Company Hourly 401(k) Plan – Number One (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan and was established July 1, 1991. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Any hourly employee of a participating location as listed in the Plan's legal document is eligible to participate in the Plan on a voluntary basis.

The Plan was amended effective December 31, 2002 to merge all or a portion of the assets of the Willamette Industries, Inc. Hourly Employees' 401(k) Retirement Plan and WILLMATCH Employees' Savings 401(k) Plan (collectively the Merged Plans) into the Plan. Participants in the Merged Plans who meet the eligibility requirements were eligible to participate in the Plan effective January 1, 2003.

The Plan was amended effective December 31, 2003 to merge all of the assets of the Weyerhaeuser Company 401(k) Plan for Former MacMillan Bloedel Hourly Employees (MacMillan Bloedel Hourly Plan) into the Plan. Participants in the MacMillan Bloedel Hourly Plan commenced participation in the Plan as described in Schedule A of the plan document.

Vanguard Fiduciary Trust Company (VFTC) acts as the trustee, recordkeeper and investment manager for the Plan. Wells Fargo Bank acted as the trustee and investment manager of the assets from the Merged Plans as of December 31, 2002. Therefore, the Vanguard and Wells Fargo Bank investment transactions qualify as party-in-interest transactions.

The portion of the Plan invested in the Weyerhaeuser Company Common Stock Fund is an Employee Stock Ownership Plan. Participants may elect to have any dividends due to them reinvested in Weyerhaeuser stock or paid in cash.

(b) Contributions

The Plan includes a qualified cash or deferred arrangement as described in Section 401(k) of the Internal Revenue Code (IRC) that allows participants to designate any whole percent of their wages to be contributed to the Plan, subject to certain limitations imposed under the IRC. Participant contributions may be suspended under certain circumstances, at the participant's request or upon a hardship withdrawal.

The Plan provides for a matching contribution to be made by Weyerhaeuser Company (the Company). The Company selects the level of matching based on competitive trends in the industry, profitability, total compensation, and expected payback in terms of improved productivity and employee relations and employee interest. During 2003, the seven possible Company matching levels were as follows:

(1) No matching.

(2) The first 5% designated by each participant as the participant's contribution is matched by the Company at a rate of 30%.

(3) The first $300 designated by each participant as the participant's contribution is matched by the Company at a rate of 50%.

(4) The first $400 designated by each participant as the participant's contribution is matched by the Company at a rate of 50%.

(5) The first $500 designated by each participant as the participant's contribution is matched by the Company at a rate of 50%.

(6) The first 5% designated by each participant as the participant's contribution is matched by the Company at a rate of 50%.

(7) The first 7% designated by each participant as the participant's contribution is matched by the Company at a rate of 70%.

Matching levels may vary for specific employee groups participating in the Plan. For information regarding the level of Company matching contributions for a specific group, see the summary plan description. Generally, all employer contributions shall be invested in the Company stock fund. Two former MacMillan Bloedel Hourly Plan groups may direct the investment of their employer matching contributions into any of the eight investment options. Participants may transfer employer matching contributions upon reaching age 45 and full vesting of their accounts. Participants with employer matching contributions merged into the Plan from the MacMillan Bloedel Hourly Plan (the Merged Funds) may transfer the Merged Funds at any time regardless of age and service.

The participant and employer matching contributions are paid biweekly to the trustee.

(c) Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participants' share of the Plan's income, participant contributions and employer matching contributions. Allocations of income are based on units assigned to participants.

(Continued)

(d) ***Vesting***

The interest of a participant in the employer contributions and earnings thereon becomes fully vested upon the earliest date of one of the following events: (1) retirement at normal or early retirement age under the employer's retirement plan, (2) attaining age 65, (3) death or total and permanent disability while in the employer's employ, (4) termination of service due to a plant closure or (5) upon termination of the Plan. The Plan also provides 100% vesting for all involuntary terminations except for violations of certain Company employee conduct standards as set forth in the Plan.

All employees hired on or before January 1, 2002, who are eligible to participate in the Plan, are 100% vested in their accounts. Employees hired after January 1, 2002 vest in the employer contributions and earnings thereon after six years of vesting service according to the following schedule.

Years of vesting service	Percent vested
Less than two years of service	0%
Two years of service	20%
Three years of service	40%
Four years of service	60%
Five years of service	80%
Six or more years of service	100%

If a participant is not fully vested in his/her employer contributions upon separation from service and does not return to active employment with the Company within five years, the participant forfeits his/her employer contributions to the extent they are not vested. Forfeited employer contributions are used to reduce future Company contributions. Unallocated forfeitures and the amount of forfeitures used to reduce employer matching contributions are not material to the financial statements.

(e) ***Investment Options***

Participants are allowed to change their investment options 26 times per year. Participants have the option to invest up to 100% of their contributions, in 1% increments, in any of the eight investment options listed below:

Weyerhaeuser Company Common Stock Fund
Vanguard 500 Index Fund
Vanguard Extended Market Index Fund
Vanguard Total International Stock Index Fund
Vanguard Wellesley Income Fund
Weyerhaeuser Stable Value Fund
Vanguard Prime Money Market Fund
Vanguard Total Bond Fund

During 2002, the Merged Plan participants could also direct their investments outside the Weyerhaeuser Company 401(k) and Performance Share Plan Trust (the Master Trust) into the Vanguard Balanced Fund, Vanguard Institutional Index Fund, Vanguard Value Index Fund, Vanguard Growth Index Fund, Vanguard Prime Money Market Fund, U.S. Trust Capital Preservation Fund and Weyerhaeuser Company Common Stock Fund. During 2003, these funds were transferred to the existing investment options detailed above.

The information related to the Weyerhaeuser Company Common Stock Fund included in the statements of net assets available for benefits and statement of changes in net assets available for benefits includes both participant directed and non-participant directed investments. These amounts cannot be separately determined. As allowed under Statement of Position 99-3, the entire investment is deemed to be non-participant directed for purposes of this disclosure.

(f) ***Reallocation of Funds***

Participants are allowed to reallocate their accounts on a daily basis among any of the eight investment options.

(g) ***Valuation Frequency***

Account balances are valued on a daily basis.

(h) ***Payment of Benefits***

If a participant has not terminated employment, participant contributions may be withdrawn only after age 59-½ or upon financial hardship. Employer matching contributions may be withdrawn either two full calendar years after the year of the contribution or after five years of service, to the extent vested.

Participants who have terminated employment and whose vested account balance exceeds $5,000 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. Participants whose accounts are valued at less than $5,000 must take a distribution of their entire interest in the Plan at the time of termination. The non-vested portions of the participants' accounts are forfeited upon distribution of the account or after a five-year period of severance, whichever is earlier.

(i) ***Expenses of the Plan***

The employer pays all costs of administering the Plan, including fees and expenses of the trustee, the recordkeeper and the external auditor. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trust out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets.

(2) Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan were prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Participation in the Master Trust and Unit Accounting

The Plan's investments are held in the Master Trust which was established to hold the investments of the Plan and other Weyerhaeuser Company 401(k) and Performance Share plans. At December 31, 2002, the assets from the Merged Plans were held outside the Master Trust. On January 1, 2003 these assets were transferred into the Master Trust. The Master Trust and the Plan use unit accounting for recordkeeping purposes. Each "unit' represents a portion of ownership in a fund.

(c) Investment Valuation and Interest in the Master Trust at Fair Value

The interest in the Master Trust at fair value includes the value of fund assets plus any accrued income. The interest in the Master Trust is reported at fair value based on quoted market prices of each fund, except for the Weyerhaeuser Stable Value Fund, which is reported at contract value, as all contracts within the fund are considered benefit responsive. The Weyerhaeuser Company Common Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Certain investments merged into the Plan (the Merged Investments) were held by Wells Fargo Bank outside the Master Trust at December 31, 2002. The Merged Investments in registered investment company funds, common commingled trust funds and the Weyerhaeuser Company Common Stock Fund are reported at fair value based on quoted market prices as of December 31, 2002.

(d) Income Recognition and Net Investment Income from the Master Trust

Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation (depreciation) in fair value of investments. Total investment income (loss) of the Master Trust as presented in Note 7 is allocated to each plan investing in the Master Trust based on the units of each fund held by the plan and plan specific participant loans.

(e) Investment Risk

The Master Trust and Plan assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(f) *Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(g) *Payment of Benefits*

Benefits are recorded when paid.

(3) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

(4) Tax Status

A ruling has been obtained from the Internal Revenue Service stating that the Plan as amended effective November 1, 2001 qualifies under Section 401(a) of the IRC. The Plan has subsequently been amended. Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the IRC, and as a result, is exempt from federal income taxes under Section 501(a) of the IRC. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the IRC.

(5) Other Plan Transfers

Other plan transfers represent the net amount of participant account balances transferred during the year from the Plan to other plans within the Master Trust as a result of the participants' changing employment within the Company and the related changes in their eligibility status.

(6) Guaranteed Investment Contracts

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (Synthetic GICs) (the Contracts) are valued at contract value, which represents the principal balance of the Contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance companies. The GICs are issued by a variety of insurance companies. The Synthetic GICs are investments that simulate the performance of a traditional GIC through the use of bonds, Vanguard fixed income common commingled trust funds, registered investment company funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The value of the Synthetic GICs held in the Master Trust is comprised of the wrappers bonds, common commingled trust funds, and registered investment company funds totaling \$(5.6) million, \$13.4 million, \$370.8 million, and \$47.4 million, respectively, as of December 31, 2003. The value of the Synthetic GICs held in the Master Trust was comprised of the wrappers, bonds, and common commingled trust funds totaling \$(7.9) million, \$16.8 million, and \$269.6 million, respectively, as of December 31, 2002.

Under the terms of the Contracts, the crediting interest rates are determined quarterly based on the insurance companies' applicable rate schedules. The aggregate average yield of the Contracts in the Master Trust for the years ended December 31, 2003 and 2002 was 4.7% and 5.2%, respectively. The aggregate interest rate for the Contracts in the Master Trust as of December 31, 2003 and 2002 was 4.4% and 5.2%, respectively. The fair value of the Contracts in the Master Trust exceeded the contract value by approximately $12.7 million and $13.3 million as of December 31, 2003 and 2002, respectively.

On December 31, 2002, the investments in the U.S Trust Capital Preservation Fund were held outside of the Master Trust. On January 1, 2003, these investments were transferred into the Master Trust. On July 1, 2003, assets in the U.S. Trust Capital Preservation Fund were transferred to other investment options of the Plan.

Contract value of the U.S. Trust Capital Preservation Fund approximated fair value as of December 31, 2002.

(7) Interest in the Master Trust

At December 31, 2003 and 2002, the Plan's interest in the net assets of the Master Trust was approximately 15% and 14%, respectively. The following table presents the values of investments held by the Master Trust as of December 31, 2003 and 2002 and the investment income (loss) for the year ended December 31, 2003:

		2003	2002
		(Dollar amounts in thousands)	
Investments:			
Investments in shares of registered investment company funds and Company stock at fair value:			
Weyerhaeuser Company Common Stock Fund including cash equivalents of $3,054 and $3,865, respectively	$	615,705	503,300
Vanguard 500 Index Fund		801,552	498,153
Vanguard Extended Market Index Fund		176,957	101,254
Vanguard Total International Stock Index Fund		36,536	18,762
Vanguard Wellesley Income Fund		288,215	215,502
Vanguard Prime Money Market Fund		31,808	18,734
Vanguard Total Bond Fund		40,539	35,652
Investments in Weyerhaeuser Stable Value Fund at contract value:			
Traditional guaranteed investment contracts		171,209	153,894
Synthetic guaranteed investment contracts		426,043	278,448
Vanguard Prime Money Market Fund		20,269	16,416
Pending trades and other		1,499	50
Participant loans		441	1,000
Total investments	$	2,610,773	1,841,165
Investment income (loss):			
Net appreciation (depreciation) in fair value of investments:			
Weyerhaeuser Company Common Stock Fund	$	152,013	
Vanguard 500 Index Fund		158,752	
Vanguard Extended Market Index Fund		45,745	
Vanguard Total International Stock Index Fund		8,263	
Vanguard Wellesley Income Fund		13,199	
Vanguard Total Bond Fund		(455)	
U.S. Trust Capital Preservation Fund		694	
Dividend income		47,691	
Interest income		27,873	
Net investment income	$	453,775	